SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

2003 Consolidated Operating Results

On March 15, 2004, Kookmin Bank disclosed the summary of its consolidated operating results prepared in accordance with Korean GAAP for the fiscal year 2003 as follows:

Selected Financial Data

■	Financial conditions

	As of the date indicated
(tn Won)	December 31, 2003	December 31, 2002	% Change (YoY)
Total Assets	186.8	187.1	Δ	0.16
Loans	139.9	135.1		3.55

Total Liabilities	178.3	176.4		1.07
Deposits	135.4	126.9		6.70

Total Stockholders’ Equity	8.5	10.7	Δ	20.56
Minority interest	0.02	0.25	Δ	92.00

■	Operating results

	For the years ended December 31
(bn Won)	2003	2002	% Change (YoY)
Operating revenue	18,006	18,864	Δ	4.55

Operating expense	17,468	16,907		3.32
G&A expense	3,027	2,977		1.68

Operating income	538	1,957	Δ	72.51

Non-operating income	(1,557)	(138)		1,028.26

Continuing (loss) income before income taxes	(1,020)	1,818		N/M

Minority interest	(77)	65		N/M

Net (loss) income	(742)	1,271		N/M

N/M = not meaningful

Kookmin Bank will disclose Kookmin Bank and Its Subsidiaries Consolidated Audit Report containing its full financial statements and relevant notes in English as of and for the years ended 2003 and 2002 by the end of March 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 15, 2004	By:	/s/ Ki-Sup Shain
(Signature)

	Name:	Ki-Sup Shin
	Title:	Executive Vice President & Chief Financial Officer